August 28, 2024

Rebecca A. Hoyt
Senior Vice President and Chief Accounting Officer
APA Corp
One Post Oak Central
2000 Post Oak Boulevard, Suite 100
Houston, Texas 77056-4400

       Re: APA Corp
           Annual Report on Form 10-K for the fiscal year ended December 31,
2023
           Filed February 22, 2024
           File No. 001-40144
Dear Rebecca A. Hoyt:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation